                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K


             [ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                        For the Year Ended June 30, 1997

                                       OR

           [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                          Commission File Number 1-483


                               Title of the Plan-


                        INVESTMENT PLAN FOR EMPLOYEES OF
                               MALLINCKRODT INC.


                Name and Address of the Issuer of the Securities
                           Held Pursuant to the Plan-


                               Mallinckrodt Inc.
                            675 McDonnell Boulevard
                           St. Louis, Missouri  63134

                              Investment Plan for Employees
                                  of Mallinckrodt Inc.

                               Financial Statements and
                               Supplemental Schedules

                          Years ended June 30, 1997 and 1996
                          with Report of Independent Auditors

                         Investment Plan for Employees
                              of Mallinckrodt Inc.


                            Financial Statements and
                             Supplemental Schedules

                       Years ended June 30, 1997 and 1996




                                    CONTENTS

Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2

Financial Statements

Statements of Net Assets Available for Benefits with Fund Information . . . . . . . . . . . . . . .  3
Statements of Changes in Net Assets Available for Benefits with Fund Information  . . . . . . . . .  6
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9


Supplemental Schedules

Line 27(a)-Assets Held for Investment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  I
Line 27(d)-Reportable Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   II


                                   Signature

The Plan - Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned, the persons who administer the Employee Benefit Plan and who are duly authorized, have caused this annual report to be signed.

               Investment Plan for Employees of Mallinckrodt Inc.
                          Employee Benefits Committee


SIGNATURE                                               TITLE                            DATE
--------------------------------------------------------------------------------------------------

ASHOK CHAWLA
------------
Ashok Chawla                         Vice President,
                                     Strategic Management

BRUCE K. CROCKETT
-----------------
Bruce K. Crockett                    Vice President, Human Resources

ROGER A. KELLER
---------------
Roger A. Keller                      Vice President, Secretary and
                                     General Counsel

DAVID R. KUPFERER
-----------------
David R. Kupferer                    Staff Vice President, Organizational
                                     Development, Human Resources

DOUGLAS A. MCKINNEY
-------------------
Douglas A. McKinney                  Vice President and Controller

JOHN J. RIORDAN
---------------
John J. Riordan                      Director,
                                     Pension and Profit Sharing Plans

MICHAEL A. ROCCA
----------------
Michael A. Rocca                     Senior Vice President and
                                     Chief Financial Officer

WILLIAM B. STONE
----------------
William B. Stone                     Vice President Information
                                     Technology
                                     (Chairman of the Committee)


                         Report of Independent Auditors

Plan Administrator
Investment Plan for Employees of
 Mallinckrodt Inc.

We have audited the accompanying statements of net assets available for benefits of the Investment Plan for Employees of Mallinckrodt Inc. as of June 30, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of June 30, 1997 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects to the financial statements taken as a whole.


October 29, 1997                              /s/ Ernst & Young LLP
St. Louis, Missouri

               Investment Plan for Employees of Mallinckrodt Inc.

      Statement of Net Assets Available for Benefits with Fund Information

                              As of June 30, 1997

                                                                                                  STATE STREET     AMEX TRUST
                                                                                   MALLINCKRODT  INTERNATIONAL    EQUITY INDEX
                                                                      TOTAL         STOCK FUND    INDEX FUND       FUND II
                                                                 -------------------------------------------------------------
Investments:
  State Street International Index Fund (shares -
    115,917; cost - $1,218,009)                                  $  1,323,544    $         -   $1,323,544        $         -
  American Express Trust Equity Index Fund II
    (shares - 3,446,152;  cost - $67,597,820)                      80,795,023              -            -         80,795,023
  State Street Bond Fund (shares - 88,644; cost -
    $924,890)                                                         945,387              -            -                  -
  American Express Trust Money Market Fund II
    (shares - 638,823;  cost - $638,823)                              638,823              -            -                  -
  Pilgrim, Baxter & Associates Growth Fund (shares -
    156,921;  cost - $3,539,683)                                    3,886,935              -            -                  -
  Fidelity Low-Price Stock Fund (shares - 130,987;
    cost - $2,900,825)                                              3,137,141              -            -                  -
  IDS New Dimensions Fund (Y) (shares - 146,099;
    cost - $3,175,799)                                              3,439,180              -            -                  -
  Dodge & Cox Stock Fund (shares - 45,533;  cost -
    $3,929,663)                                                     4,240,982              -            -                  -
  Investments in insurance contracts, at contract
    value                                                         107,072,199              -            -                  -
  Investments in pooled accounts, at fair value
    (Mallinckrodt Stock Fund - units 3,906,696; cost -
    $27,562,305; AMEX Aggressive Fund - units
    412,120; cost - $4,158,129; AMEX Moderate Fund -
    units 167,496; cost - $1,687,755; AMEX
    Conservative Fund - units 37,589; cost - $381,303)             41,339,683     34,620,356            -                  -
  Loans to participants                                             8,956,875              -            -                  -
                                                            ----------------------------------------------------------------
Total investments                                                 255,775,772     34,620,356    1,323,544         80,795,023
Receivables:
  Employer contributions                                            9,862,108      9,761,459        3,132             12,320
  Participant contributions                                           913,276         88,256       35,526            103,597
  Interest and dividends                                              146,631        144,310            -                  -
                                                            ----------------------------------------------------------------
Total receivables                                                  10,922,015      9,994,025       38,658            115,917
Amounts owed to (from) other funds                                          -        (50,944)       6,541             44,820
                                                            ----------------------------------------------------------------
Net assets available for benefits                                $266,697,787    $44,563,437   $1,368,743        $80,955,760
                                                            ================================================================

                                                                              AMEX TRUST
                                                            STATE STREET     MONEY MARKET     PBHG GROWTH         FIDELITY LOW-
                                                            BOND FUND           FUND II           FUND         PRICE STOCK FUND
                                                            ---------------------------------------------------------------------
Investments:
  State Street International Index Fund (shares -
    115,917; cost - $1,218,009)                              $          -      $         -      $        -        $         -
  American Express Trust Equity Index Fund II
    (shares - 3,446,152;  cost - $67,597,820)                           -                -               -                  -
  State Street Bond Fund (shares - 88,644; cost -
    $924,890)                                                     945,387                -               -                  -
  American Express Trust Money Market Fund II
    (shares - 638,823;  cost - $638,823)                                -          638,823               -                  -
  Pilgrim, Baxter & Associates Growth Fund (shares -
    156,921;  cost - $3,539,683)                                        -                -       3,886,935                  -
  Fidelity Low-Price Stock Fund (shares - 130,987;
    cost - $2,900,825)                                                  -                -               -          3,137,141
  IDS New Dimensions Fund (Y) (shares - 146,099;
    cost - $3,175,799)                                                  -                -               -                  -
  Dodge & Cox Stock Fund (shares - 45,533;  cost -
    $3,929,663)                                                         -                -               -                  -
  Investments in insurance contracts, at contract
    value                                                               -                -               -                  -
  Investments in pooled accounts, at fair value
    (Mallinckrodt Stock Fund - units 3,906,696; cost -
    $27,562,305; AMEX Aggressive Fund - units
    412,120; cost - $4,158,129; AMEX Moderate Fund -
    units 167,496; cost - $1,687,755; AMEX
    Conservative Fund - units 37,589; cost - $381,303)                  -                -               -                  -
  Loans to participants                                                 -                -               -                  -
                                                            -----------------------------------------------------------------
Total investments                                                 945,387          638,823       3,886,935          3,137,141
Receivables:
  Employer contributions                                            4,269            1,509          13,569              9,360
  Participant contributions                                        24,418           11,228         115,679             79,888
  Interest and dividends                                                -            2,321               -                  -
                                                            -----------------------------------------------------------------
Total receivables                                                  28,687           15,058         129,248             89,248
Amounts owed to (from) other funds                                  1,454           (6,572)         43,352             15,684
                                                            -----------------------------------------------------------------
Net assets available for benefits                            $    975,528      $   647,309      $4,059,535        $ 3,242,073
                                                            =================================================================

See notes to financial statements.

               Investment Plan for Employees of Mallinckrodt Inc.

     Statement of Net Assets Available for Benefits with Fund Information
                                  (continued)

                              As of June 30, 1997

                                                                                               AMEX            AMEX
                                                            IDS NEW        DODGE & COX      AGGRESSIVE       MODERATE
                                                        DIMENSIONS FUND        FUND            FUND            FUND
                                                        --------------------------------------------------------------
Investments:
 State Street International Index Fund (shares -
  115,917;  cost - $1,218,009)                          $        -    $        -       $        -        $        -
 American Express Trust Equity Index Fund II
  (shares - 3,446,152;  cost - $67,597,820)                      -             -                -                 -
 State Street Bond Fund (shares - 88,644; cost -
  $924,890)                                                      -             -                -                 -
 American Express Trust Money Market Fund II
  (shares - 638,823; cost- $638,823)                             -             -                -                 -
 Pilgrim, Baxter & Associates Growth Fund (shares -
  156,921;  cost - $3,539,683)                                   -             -                -                 -
 Fidelity Low-Price Stock Fund (shares - 130,987;
  cost - $2,900,825)                                             -             -                -                 -
 IDS New Dimensions Fund (Y) (shares - 146,099;
  cost - $3,175,799)                                     3,439,180             -                -                 -
 Dodge & Cox Fund (shares - 45,533;  cost -
  $3,929,663)                                                    -     4,240,982                -                 -
 Investments in insurance contracts, at contract
  value                                                          -             -                -                 -
 Investments in pooled accounts, at fair value
  (Mallinckrodt Stock Fund - units 3,906,696;
  cost - $27,535,603; AMEX Aggressive Fund - units
  412,120; cost - $4,158,129; AMEX Moderate Fund -
  units 167,496; cost - $1,687,755; AMEX
  Conservative Fund - units
  37,589; cost - $381,303)                                       -             -        4,523,837         1,794,719
 Loans to participants                                           -             -                -                 -
                                                        -----------------------------------------------------------
Total investments                                        3,439,180     4,240,982        4,523,837         1,794,719
Receivables:
 Employer contributions                                     11,119        10,156           16,223             8,803
 Participant contributions                                  92,157        87,289          132,367            66,878
 Interest and dividends                                          -             -                -                 -
                                                        -----------------------------------------------------------
Total receivables                                          103,276        97,445          148,590            75,681
Amounts owed to (from) other funds                           5,581        19,178            6,806             3,177
                                                        -----------------------------------------------------------
Net assets available for benefits                       $3,548,037    $4,357,605       $4,679,233        $1,873,577
                                                        ===========================================================

                                                                              AMEX
                                                                          CONSERVATIVE    STABLE VALUE       LOAN
                                                                              FUND           FUND           ACCOUNT
                                                                     ----------------------------------------------
Investments:
 State Street International Index Fund (shares -
  115,917;  cost - $1,218,009)                                        $        -     $          -        $        -
 American Express Trust Equity Index Fund II
  (shares - 3,446,152;  cost - $67,597,820)                                    -                -                 -
 State Street Bond Fund (shares - 88,644; cost -
  $924,890)                                                                    -                -                 -
 American Express Trust Money Market Fund II
  (shares - 638,823; cost - $638,823)                                          -                -                 -
 Pilgrim, Baxter & Associates Growth Fund (shares -
  156,921;  cost - $3,539,683)                                                 -                -                 -
 Fidelity Low-Price Stock Fund (shares - 130,987;
  cost - $2,900,825)                                                           -                -                 -
 IDS New Dimensions Fund (Y) (shares - 146,099;
  cost - $3,175,799)                                                           -                -                 -
 Dodge & Cox Fund (shares - 45,533;  cost -
  $3,929,663)                                                                  -                -                 -
 Investments in insurance contracts, at contract
  value                                                                        -      107,072,199                 -
 Investments in pooled accounts, at fair value
  (Mallinckrodt Stock Fund - units 3,906,696;
  cost - $27,535,603; AMEX Aggressive Fund - units
  412,120; cost - $4,158,129; AMEX Moderate Fund -
  units 167,496; cost - $1,687,755; AMEX
  Conservative Fund - units
  37,589; cost - $381,303)                                               400,771                -                 -
 Loans to participants                                                         -                -         8,956,875
                                                                      ---------------------------------------------
Total investments                                                        400,771      107,072,199         8,956,875
Receivables:
 Employer contributions                                                    2,374            7,815                 -
 Participant contributions                                                18,481           57,512                 -
 Interest and dividends                                                        -                -                 -
                                                                      ---------------------------------------------
Total receivables                                                         20,855           65,327                 -
Amounts owed to (from) other funds                                             -          (89,077)                -
                                                                      ---------------------------------------------
Net assets available for benefits                                     $  421,626     $107,048,449        $8,956,875
                                                                      =============================================

See notes to financial statements.

               Investment Plan for Employees of Mallinckrodt Inc.

      Statement of Net Assets Available for Benefits with Fund Information

                              As of June 30, 1996

                                                                           MGI        FIXED INCOME
                                                             TOTAL      STOCK FUND        FUND
                                                         -----------------------------------------
ASSETS
Investments:
 Mallinckrodt Group Inc. common stock (935,744
  shares; cost - $27,989,301)                            $ 36,377,048  $36,377,048    $         -
 Mutual funds:
  Vanguard Index Trust - 500 Portfolio (741,121
   shares; cost- $35,094,120)                              46,609,120            -              -
  Vanguard/Wellesley Income Fund (1,725,532 shares;
   cost - $32,311,174)                                     34,062,010            -              -
 Group fixed annuity contracts (cost equals
  contract value):
   Transamerica Occidental Life Ins. Company               67,869,155            -     67,869,155
   Metropolitan Life Ins. Company                          17,084,628            -     17,084,628
 The Northern Trust Company Collective Short-Term
  Investment Fund (221,130 units; cost - $221,130)            221,130      171,524         31,824
 Loans to participants                                      6,900,472            -              -
 Other                                                          7,686            -          7,686
                                                         ----------------------------------------
Total investments                                         209,131,249   36,548,572     84,993,293

Receivables:
 Employer contributions                                     9,734,382    1,831,149      2,547,949
 Participant contributions                                    825,463      181,602        189,856
 Interest and dividends                                         2,294          421          1,024
                                                         ----------------------------------------
Total receivables                                          10,562,139    2,013,172      2,738,829

LIABILITIES
Amounts owed to (from) other funds                                  -   (1,928,625)       200,910
Amounts owed (to) from other plans                             35,707            -         18,619
                                                         ----------------------------------------
Net assets available for benefits                        $219,729,095  $36,633,119    $87,951,651
                                                         ========================================

                                                        BALANCED         S&P 500
                                                          FUND          INDEX FUND    LOAN ACCOUNT
                                                       -------------------------------------------
ASSETS
Investments:
 Mallinckrodt Group Inc. common stock (935,744
  shares; cost- $27,989,301)                             $          -  $         -    $         -
 Mutual funds:
  Vanguard Index Trust- 500 Portfolio (741,121
   shares; cost- $35,094,120)                                       -   46,609,120              -
  Vanguard/Wellesley Income Fund (1,725,532 shares;
   cost- $32,311,174)                                      34,062,010            -              -
 Group fixed annuity contracts (cost equals
  contract value):
   Transamerica Occidental Life Ins. Company                        -            -              -
   Metropolitan Life Ins. Company                                   -            -              -
 The Northern Trust Company Collective Short-Term
  Investment Fund (221,130 units; cost- $221,130)               5,132       12,650              -
 Loans to participants                                              -            -      6,900,472
 Other                                                              -            -              -
                                                         ----------------------------------------
Total investments                                          34,067,142   46,621,770      6,900,472

Receivables:
 Employer contributions                                     2,105,932    3,249,352              -
 Participant contributions                                    181,602      272,403              -
 Interest and dividends                                           424          425              -
                                                         ----------------------------------------
Total receivables                                           2,287,958    3,522,180              -

LIABILITIES
Amounts owed to (from) other funds                         (1,649,089)   3,376,804              -
Amounts owed (to) from other plans                             (2,461)      19,549              -
                                                         ----------------------------------------
Net assets available for benefits                        $ 34,703,550  $53,540,303    $ 6,900,472
                                                         ========================================


See notes to financial statements.

               Investment Plan for Employees of Mallinckrodt Inc.

 Statement of Changes in Net Assets Available for Benefits with Fund Information

                            Year ended June 30, 1997

                                                              MALLINCKRODT  FIXED INCOME     BALANCED        S&P 500
                                                  TOTAL        STOCK FUND       FUND           FUND         INDEX FUND
                                             -------------------------------------------------------------------------
Investment income:
 Interest and dividend income                $ 11,651,063   $    466,394   $  3,137,404  $  1,081,783    $    762,552
 Realized and unrealized gains                 21,419,126        334,021              -     2,364,750       5,847,133
                                             ------------------------------------------------------------------------
Net investment income                          33,070,189        800,415      3,137,404     3,446,533       6,609,685

Contributions:
 Employer                                      13,448,055     10,375,628        382,224       140,724       1,009,306
 Participant                                   22,631,014      3,914,334      2,877,880     2,772,506       4,364,087
                                             ------------------------------------------------------------------------
Total contributions                            36,079,069     14,289,962      3,260,104     2,913,230       5,373,393

Cash and stock distributed to participants    (22,100,620)    (3,330,729)    (6,690,978)   (1,953,787)     (2,892,044)
Transfers (to) from other plans                   (79,946)       (41,680)       (24,378)        3,611         (18,400)
Transfers of investment direction                       -     (3,787,650)       222,733      (819,293)      1,308,457
Transfers (to) from other trustees                      -              -    (87,856,536)  (38,293,844)    (63,921,394)
                                             ------------------------------------------------------------------------
Net increase (decrease)                        46,968,692      7,930,318    (87,951,651)  (34,703,550)    (53,540,303)
Net assets available for benefits at
  beginning of year                           219,729,095     36,633,119     87,951,651    34,703,550      53,540,303
                                             ------------------------------------------------------------------------
Net assets available for benefits at end of
year                                         $266,697,787   $ 44,563,437   $          -  $          -    $          -
                                             ========================================================================

                                                STATE STREET   AMEX TRUST                      AMEX TRUST
                                                INTERNATIONAL  EQUITY INDEX   STATE STREET    MONEY MARKET
                                                INDEX FUND      FUND II        BOND FUND        FUND II
                                             -------------------------------------------------------------
Investment income:
 Interest and dividend income                $      1,220   $  3,117,998   $      1,720  $      5,881
 Realized and unrealized gains                    108,689     11,060,728         21,066             -
                                             --------------------------------------------------------
Net investment income                             109,909     14,178,726         22,786         5,881

Contributions:
 Employer                                          51,228        261,750         40,154        19,518
 Participant                                      519,925      1,452,542        372,254       244,784
                                             --------------------------------------------------------
Total contributions                               571,153      1,714,292        412,408       264,302

Cash and stock distributed to participants        (19,927)    (3,055,727)        (7,567)      (45,887)
Transfers (to) from other plans                         -            901              -             -
Transfers of investment direction                 707,608      4,196,174        547,901       423,013
Transfers (to) from other trustees                      -     63,921,394              -             -
                                             --------------------------------------------------------
Net increase (decrease)                         1,368,743     80,955,760        975,528       647,309
Net assets available for benefits at
  beginning of year                                     -              -              -             -
                                             --------------------------------------------------------
Net assets available for benefits at end of
  year                                       $  1,368,743   $ 80,955,760   $    975,528  $    647,309
                                             ========================================================

See notes to financial statements.

               Investment Plan for Employees of Mallinckrodt Inc.

Statement of Changes in Net Assets Available for Benefits with Fund Information
                                  (continued)

                            Year ended June 30, 1997

                                                                                  IDS NEW                         AMEX
                                                 PBHG GROWTH   FIDELITY LOW-    DIMENSIONS     DODGE & COX     AGGRESSIVE
                                                    FUND     PRICE STOCK FUND      FUND           FUND           FUND
                                                --------------------------------------------------------------------------
Investment income:
 Interest and dividend income                   $    7,565     $    2,830      $    3,840     $   27,718     $    6,489
 Realized and unrealized gains                     357,045        237,734         266,856        313,249        373,076
                                                -----------------------------------------------------------------------
Net investment income                              364,610        240,564         270,696        340,967        379,565

Contributions:
 Employer                                          175,890        114,748         137,915        114,044        200,379
 Participant                                     1,759,105      1,169,078       1,358,237      1,098,247      1,971,631
                                                -----------------------------------------------------------------------
Total contributions                              1,934,995      1,283,826       1,496,152      1,212,291      2,172,010

Cash and stock distributed to
 participants                                       39,203        (33,063)        (39,870)       (50,022)       (50,664)
Transfers (to) from other plans                          -              -               -              -              -
Transfers of investment direction                1,799,133      1,750,746       1,821,059      2,854,369      2,178,322
Transfers (to) from other trustees                       -              -               -              -              -
                                                -----------------------------------------------------------------------
Net increase (decrease)                          4,059,535      3,242,073       3,548,037      4,357,605      4,679,233
Net assets available for benefits at
  beginning of year                                      -              -               -              -              -
                                                -----------------------------------------------------------------------
Net assets available for benefits at end
  of year                                       $4,059,535     $3,242,073      $3,548,037     $4,357,605     $4,679,233
                                                =======================================================================

                                                 AMEX            AMEX
                                              MODERATE        CONSERVATIVE      STABLE VALUE     LOAN
                                                FUND             FUND               FUND        ACCOUNT
                                              -----------------------------------------------------------
Investment income:
 Interest and dividend income                   $    2,361     $      514      $  3,024,794   $         -
 Realized and unrealized gains                     111,848         22,931                 -             -
                                                ---------------------------------------------------------
Net investment income                              114,209         23,445         3,024,794             -

Contributions:
 Employer                                          109,764         29,993           284,790             -
 Participant                                       986,893        285,410           985,759    (3,501,658)
                                                ---------------------------------------------------------
Total contributions                              1,096,657        315,403         1,270,549    (3,501,658)

Cash and stock distributed to
 participants                                      (22,340)       (12,729)       (9,414,144)    5,558,061
Transfers (to) from other plans                          -              -                 -             -
Transfers of investment direction                  685,051         95,507       (13,983,130)            -
Transfers (to) from other trustees                       -              -       126,150,380             -
                                                ---------------------------------------------------------
Net increase (decrease)                          1,873,577        421,626       107,048,449     2,056,403
Net assets available for benefits at
  beginning of year                                      -              -                 -     6,900,472
                                                ---------------------------------------------------------
Net assets available for benefits at end
  of year                                       $1,873,577     $  421,626      $107,048,449   $ 8,956,875
                                                =========================================================

See notes to financial statements.

               Investment Plan for Employees of Mallinckrodt Inc.

 Statement of Changes in Net Assets Available for Benefits with Fund Information

                            Year ended June 30, 1996

                                                                              MGI        FIXED INCOME     BALANCED
                                                              TOTAL        STOCK FUND       FUND            FUND
                                                          --------------------------------------------------------
INVESTMENT INCOME
Net investment income                                     $  9,284,990   $   695,660   $  5,802,634    $ 1,859,162
Realized and unrealized gains                               11,626,554     2,993,454              -      1,183,561
                                                          --------------------------------------------------------
                                                            20,911,544     3,689,114      5,802,634      3,042,723

Contributions:
 Employer                                                   12,178,999     2,437,400      3,216,698      2,617,747
 Participant                                                20,704,222     5,741,798      6,719,050      4,805,121
                                                          --------------------------------------------------------
Total contributions                                         32,883,221     8,179,198      9,935,748      7,422,868

Cash and stock distributed to participants                 (25,851,649)   (5,667,348)   (15,839,440)    (3,987,519)
Transfers from other plans                                  13,321,989       955,459      5,080,823      2,872,253
Transfers of investment direction                                    -    (5,168,013)    (1,481,327)      (968,093)
                                                          --------------------------------------------------------
Net increase                                                41,265,105     1,988,410      3,498,438      8,382,232
Net assets available for benefits at beginning of year     178,463,990    34,644,709     84,453,213     26,321,318
                                                          --------------------------------------------------------
Net assets available for benefits at end of year          $219,729,095   $36,633,119   $ 87,951,651    $34,703,550
                                                          ========================================================

                                                             S&P 500         LOAN
                                                           INDEX FUND       ACCOUNT
                                                          --------------------------
INVESTMENT INCOME
Net investment income                                     $   927,534    $         -
Realized and unrealized gains                               7,449,539              -
                                                          --------------------------
                                                            8,377,073              -
Contributions:
 Employer                                                   3,907,154              -
 Participant                                                6,300,865     (2,862,612)
                                                          --------------------------
Total contributions                                        10,208,019     (2,862,612)

Cash and stock distributed to participants                 (4,591,928)     4,234,586
Transfers from other plans                                  4,413,454              -
Transfers of investment direction                           7,617,433              -
                                                          --------------------------
Net increase                                               26,024,051      1,371,974
Net assets available for benefits at beginning of year     27,516,252      5,528,498
                                                          --------------------------
Net assets available for benefits at end of year          $53,540,303    $ 6,900,472
                                                          ==========================

See notes to financial statements.

               Investment Plan for Employees of Mallinckrodt Inc.

                        Notes To Financial Statements

                      Years Ended June 30, 1997 and 1996

1. DESCRIPTION OF THE PLAN


GENERAL

This plan description is provided for general information purposes only. Participants should refer to the September 1997 plan summary, which is part of the prospectus for the Investment Plan for Employees of Mallinckrodt Inc. (the
Plan), for a more complete description of the provisions of the Plan. The Plan was established effective July 1, 1970 and has been subsequently amended from time to time to incorporate certain changes in plan features and other legislatively required changes. All nonunion employees of Mallinckrodt Inc. (Mallinckrodt or the Company) and certain wholly owned subsidiaries and certain union employees employed in the U.S. or on a U.S. payroll are eligible to participate in the Plan.

Effective January 1, 1997, American Express Trust Company (AMEX) became the Plan's recordkeeper and trustee. Assets totaling $219.5 million were transferred from the previous trustee (The Northern Trust Company) and recordkeeper on January 2, 1997.

PARTICIPANTS' ACCOUNTS

Separate accounts are maintained for each participant. Each participant's account balances are adjusted for contributions, distributions, loans, income, gains, and losses.

CONTRIBUTIONS

The Plan is funded by contributions from participants in the form of after-tax contributions (payroll deductions) of up to 15 percent of participants' base monthly salaries. The Plan also provides a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Internal Revenue Code. The percentage of a participant's base monthly salary which could be contributed on a pretax basis (salary reduction contributions) cannot exceed 15 percent up to a maximum contribution of $9,500. Total after-tax and pretax contributions cannot exceed 15 percent of a participant's base monthly salary.

The Plan is also funded by employer contributions of 20 percent of a participant's eligible contributions. Contributions that do not exceed 6 percent of a participant's base monthly salary constitute eligible contributions. Mallinckrodt may make additional discretionary contributions ("Supermatch") each year as determined by its Board of Directors. All Supermatch contributions, starting with the contribution for the plan year

               Investment Plan for Employees of Mallinckrodt Inc.

1. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS (CONTINUED)

ending June 30, 1997, will be made and/or invested for the Plan exclusively in Mallinckrodt common stock. These contributions may not be withdrawn, borrowed against, or transferred from company stock into another investment fund except to the extent that the value of these contributions credited to the participant's account after June 30, 1997 (plus investment return thereon) exceeds 15 percent of the total value of the participant's accounts.

Employer contributions are subject to certain limitations with respect to Mallinckrodt's consolidated net earnings and retained earnings. Total employer contributions (including Supermatch) were equal to 97 percent of participants' eligible contributions for the year ended June 30, 1997 and 100 percent for the year ended June 30, 1996.

Contributions to the Plan, including employee and employer contributions, are subject to various limitations imposed by the Internal Revenue Code.

Under certain circumstances, participants may transfer their benefits from other plans to the Plan.

FUND ASSET VALUATION

Participants' equity in each investment fund is valued in dollars each business day (valuation date). As of each valuation date, the market value of the assets in each of the investment funds is determined, and the increase or decrease of each fund is allocated to each participant's account invested in that fund, based on the participant's proportionate interest (units or shares) of such fund as of the previous valuation date.

INVESTMENTS

The Plan, through December 31, 1996, offered four investment funds trusteed at The Northern Trust Company. These investments included MGI Stock Fund, Balanced Fund, S&P 500 Index Fund, and the Fixed Income Fund. All balances were transferred to American Express Trust Company, effective January 1, 1997. Upon transfer, the Balanced Fund and Fixed Income Fund were transferred into the Stable Value Fund. The S&P 500 Index Fund was transferred into the AMEX Trust Equity Index Fund II.

               Investment Plan for Employees of Mallinckrodt Inc.

1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENTS (CONTINUED)

Effective January 1, 1997, the Plan expanded participant investment options to ten investment funds and three lifestyle funds held by AMEX. The new investment options include Mallinckrodt Stock Fund, State Street International Index Fund, AMEX Trust Equity Index Fund II, State Street Bond Fund, AMEX Trust Money Market Fund II, PBHG Growth Fund, Fidelity Low-Price Stock Fund, IDS New Dimensions Fund, Dodge & Cox Fund, and the Stable Value Fund.

The assets at June 30, 1997 of the Mallinckrodt Stock Fund, AMEX Trust Equity Index Fund II, and the Stable Value Fund represent 5 percent or more of the fair value of net assets available for benefits at June 30, 1997. The assets of the MGI Stock Fund, Fixed Income Fund, Balanced Fund, and S&P 500 Index Fund represent 5 percent or more of the fair value of net assets available for benefits at June 30, 1996.

INVESTMENT PROGRAMS

Participants select their desired investment funds upon joining the Plan. Participants may direct that their past and future contributions, employer contributions, and earnings on such contributions be invested in one of the funds or in increments of 1 percent in any of the funds, subject to Mallinckrodt Stock Fund minimum balance restrictions. Participants may also elect to change the investment direction of their contributions at any time during the year, upon giving the required notice. Such a change only affects the investment of the participant's contributions and employer contributions received by the Plan after the effective date of the change.

Prior to December 31, 1996, all new contributions to the Fixed Income Fund were invested 75 percent in the Transamerica Occidental Life Insurance Company (Transamerica) contract and 25 percent in the Metropolitan Life Insurance Company (Metropolitan) contract. Effective January 1, 1997, all net cash inflows into the Stable Value Fund are invested in the AMEX Trust Money Market Fund II. Transfers out of the Stable Value Fund are made on a prorated basis of 75 percent/25 percent from both the Transamerica contract and the Metropolitan contract, respectively. Because of limitations contained within insurance contracts held in the Stable Value Fund, the plan administrator may be required to limit transfers from that fund or minimize adverse market value adjustments. Also, the Stable Value Fund prohibits direct transfers to the AMEX Trust Money Market Fund II. Transfers from the Stable Value Fund to the

               Investment Plan for Employees of Mallinckrodt Inc.

1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT PROGRAMS (CONTINUED)

AMEX Trust Money Market Fund II must be directed through another fund for 90 days before final transfer to the AMEX Trust Money Market Fund II.

A participant may change the amount of payroll deduction or salary reduction at any time throughout the year.

VESTING AND PARTICIPATION

The participant is at all times fully vested in all contributions made by the participant and the employer and the earnings thereon. Effective January 1, 1997, employees who are eligible to join the Plan may elect to do so upon their employment date. Contribution elections become effective with the payroll period next following the participant's elections.

WITHDRAWALS

The Plan does permit participants to withdraw various portions or, in certain instances, their entire account balance in the Plan under limited circumstances. However, these rights of withdrawal are limited and carry, in certain cases, suspension of participation penalties.

Participants may withdraw their entire interest in the Plan without penalty upon termination of their employment or upon reaching age 59 1/2 or becoming disabled as defined in the Plan.

Except as noted above, amounts contributed through salary deferrals, as well as earnings thereon, may not be withdrawn while a participant is employed by the Company except under certain conditions of financial hardship. In such instances, salary deferrals may be withdrawn; however, as a penalty, the participant is suspended from participation for at least 12 months.

Participants may also withdraw after-tax and employer contributions without penalty upon demonstration of financial hardship, or these amounts may be withdrawn for any purpose, in which case the participant would also incur a suspension of participation for

               Investment Plan for Employees of Mallinckrodt Inc.

1. DESCRIPTION OF THE PLAN (CONTINUED)

WITHDRAWALS (CONTINUED)

12 months. Except as noted below, participants will receive distribution of their interest in the Plan in a lump-sum payment.

DISTRIBUTION UPON TERMINATION OF EMPLOYMENT OR RETIREMENT

Upon termination of employment with Mallinckrodt and its affiliates, plan participants are entitled to receive a complete distribution of their entire account balance in the Plan. All participants who terminate their employment with vested account balances whose value exceeds $3,500 are eligible to defer receipt of any distribution from the Plan until January 31 of the year following termination or no later than the April 1 following their attainment of age 70 1/2.

Participants electing deferral must (1) elect to receive their distributions in
(a) a lump sum on the date of distribution or (b) in substantially equal annual installments not to exceed ten and (2) make any election for the method of distribution in the event of their death prior to total distribution. The beneficiary of a retired participant is permitted, in the event of the latter's death, to change the form of payment election made by the deceased participant.

One restriction applies to all withdrawals. The Company Supermatch contributions made after June 30, 1997 plus investment returns on them may be withdrawn only to the extent the value of the post-June 30, 1997 Supermatch contribution account exceeds 15 percent of the participant's total account balance in the Plan at the time the withdrawal is made.

LOANS TO PARTICIPANTS

Participants in the Plan may be granted loans from their plan accounts subject to certain terms, maximum dollar amounts, or plan account balance limits and other rules as defined by the Plan. The amount of any such loan is withdrawn from the account of the participant to whom the loan was made, and such account does not share in the allocation of income, gains, and losses of the investment funds to the extent of the outstanding balance of such loan. Rather, the interest paid by the participant on the loan is credited to the participant's account. Loans are accounted for in the Loan Account in the accompanying statement of net assets available for benefits. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income, determined at the prime rate, are credited to the borrowing participant's account. The rate of interest charged for the term of a loan is

               Investment Plan for Employees of Mallinckrodt Inc.

1. DESCRIPTION OF THE PLAN (CONTINUED)

LOANS TO PARTICIPANTS (CONTINUED)

the prime rate quoted in The Wall Street Journal on the first business day of the month in which the loan is approved. Loan repayments are made by payroll deductions or in lump-sum repayments.

Loan repayments are invested in the same manner as current contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Plan are maintained on the accrual basis of accounting.

CONTRIBUTIONS

Contributions from participants and the Company match are recorded to participants' accounts twice a month. Any additional contributions by Mallinckrodt are made following approval by its Board of Directors.

PLAN EXPENSES

All expenses incurred in connection with acquisition or disposition of securities for and the operation of the investment funds as well as the mutual funds offered under the Plan are charged directly against those funds and their investment returns. All other administrative expenses of the Plan, namely recordkeeping and disbursing expenses, trustee fees, counsel and accountant expenses, and communication charges incurred by the Company for the plan operations, are charged to and paid by the Plan and allocated against the participant accounts. The maximum administration charge against participant accounts is limited to $60 per plan year in addition to specific transaction charges directed by participants.

INVESTMENT IN POOLED ACCOUNTS

The investments are valued at fair value based upon quoted market values obtained from the insurance carrier. The investments are described as the Stable Value Fund, AMEX Aggressive Fund, AMEX Moderate Fund, or AMEX Conservative Fund.

               Investment Plan for Employees of Mallinckrodt Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT IN THE STABLE VALUE FUND

One of the 13 fund options, the Stable Value Fund (previously known as the Fixed Income Fund), includes investments in two asset groups. The first is the AMEX Trust Money Market Fund II; the second consists of two guaranteed interest contracts with Transamerica and Metropolitan at June 30, 1997. The contract with Transamerica dated November 2, 1989 provides guaranteed rates of interest to be set annually on all new monies invested over the contract term. The rate for the contract year beginning January 1, 1997 is 6.85 percent, net of investment management fees. The contract with Metropolitan dated October 18, 1991 provides guaranteed rates of interest to be set annually on all new monies invested over the contract term. The rate for the contract year beginning January 1, 1997 is
6.08 percent, net of investment management fees.

SECURITY TRANSACTIONS

Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed).

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

PLAN TERMINATION

While Mallinckrodt has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan terminates, participants will be entitled to receive a complete distribution of their undistributed account balance as held in their respective plan accounts. Because all plan assets are allocated to plan participants and a participant's benefit under the Plan equals the value of the participant's account balance, the Plan is not subject to the insurance provisions of the Pension Benefit Guarantee Corporation.

RECLASSIFICATION

Certain prior-year balances have been reclassified to conform to the current year's treatment.

               Investment Plan for Employees of Mallinckrodt Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts within the financial statements, as well as amounts disclosed in the notes. While the Company uses its best estimates and judgments, actual results could differ from these estimates.

3.  FEDERAL INCOME TAX STATUS

On September 26, 1995, the Internal Revenue Service advised that the Plan, as amended, qualifies under Section 401(a) of the Internal Revenue Code (IRC) and that the Investment Trust for Employees of Mallinckrodt Inc., as amended, established thereunder is exempt from federal income taxation under
Section 501(a). Once qualified, the Plan is required to operate in conformity with the IRC in order to maintain its qualification. The plan administrator and Mallinckrodt's legal counsel are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

4.  TRANSACTIONS WITH PARTIES-IN-INTEREST

The only transactions with parties-in-interest were purchases and sales of assets through The Northern Trust Company and AMEX. Northern's and AMEX's fees are based on customary and reasonable rates for such services and are paid by the Plan.

5.  SUBSEQUENT EVENT

On June 30, 1997, the Company disposed of its animal health operating segment. A portion of the participants of the Plan are employees associated with this segment. According to the terms of the sales agreement, Mallinckrodt Inc. retained all responsibility for the assets of the Plan related to the employees of the animal health segment. The assets were frozen for future contributions on the effective sale date.

               Investment Plan for Employees of Mallinckrodt Inc.

6.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

                                                                                  JUNE 30, 1996
                                                                                  -------------
 Net assets available for benefits per the financial statements                    $219,729,095
 Amounts allocated to withdrawing participants                                       (2,423,518)
                                                                                   ------------
 Net assets available for benefits per the Form 5500                               $217,305,577
                                                                                   ============

Amounts allocated to withdrawing participants by fund option are as follows:

                                                                                  JUNE 30, 1996
                                                                                  -------------
 Mallinckrodt Stock Fund                                                           $    311,845
 Fixed Income Fund                                                                    1,616,629
 Balanced Fund                                                                          223,058
 S&P 500 Index Fund                                                                     271,986
                                                                                   ------------
                                                                                     $2,423,518
                                                                                   ============

No material differences between the financial statements and Form 5500 were noted at June 30, 1997.

                             SUPPLEMENTAL SCHEDULES

                                                                      Schedule I

              Investment Plan for Employees of Mallinckrodt Inc.

                    Line 27(a) - Assets Held for Investment

                              As of June 30, 1997

                                                                                            FAIR
                DESCRIPTION                   NUMBER OF SHARES            COST              VALUE
---------------------------------------------------------------------------------------------------------

American Express Trust Money
 Market Fund II                                       638,823            $    638,823        $    638,823

American Express Trust Equity
 Index Fund II                                      3,446,152              67,597,820          80,795,023

State Street Daily EAFE Fund
 Series C                                              88,644                 924,890             945,387

State Street International Index Fund                 115,917               1,218,009           1,323,544

Dodge & Cox Fund                                       45,533               3,929,663           4,240,982

Fidelity Low-Price Stock Fund                         130,987               2,900,825           3,137,141

IDS New Dimensions Fund                               146,099               3,175,799           3,439,180

Mallinckrodt Stock Fund                             3,909,696              27,562,305          34,620,356

Stable Value Fund                                  10,561,472             107,068,663         107,072,199

AMEX Conservative Fund                                 37,589                 381,303             400,771

AMEX Moderate Fund                                    167,496               1,687,755           1,794,719

AMEX Aggressive Fund                                  412,120               4,158,129           4,523,837

PBHG Growth Fund                                      156,921               3,539,683           3,886,935

Participant Promissory Note                         8,956,875               8,956,875           8,956,875
                                                                         --------------------------------
Total investments                                                        $233,740,542        $255,775,772
                                                                         ================================


                                                                     Schedule II

              Investment Plan for Employees of Mallinckrodt Inc.

                     Line 27(d) - Reportable Transactions

                           Year ended June 30, 1997


                                          PURCHASES                         SALES                       NET GAIN
                                     -----------------       -----------------------------------
DESCRIPTION                          NUMBER       COST       NUMBER        PROCEEDS        COST          (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
Category (i) series of securities
---------------------------------
           transactions
           ------------

AMEX Trust Money Market Fund II        1      $37,500,000                 $         -  $          -   $          -

AMEX Trust Equity Index Fund II        1       63,921,394                           -             -              -

Category (iii) series of securities transactions
------------------------------------------------

The Northern Trust Company
  Collective Short-Term
  Investment Fund (1)                          30,518,883                  30,766,539    30,766,539              -

Vanguard Index Trust 500
  Portfolio                           15       12,991,203       7          65,255,782    48,085,323     17,170,459

Vanguard/Wellesley Income Fund        12        4,580,858      10          40,095,032    36,892,032      3,203,000

AMEX Trust Money Market Fund II (1)   68        2,362,488      63          22,496,634    22,496,634              -

AMEX Trust Equity Index Fund II      116        8,864,539      73           5,251,455     4,805,294        446,161



Notes:   (1) Due to the nature of these transactions, no gain or loss on disposition is recognized.

         (2) There were no category (ii) or (iv) reportable transactions during the year ended June 30, 1997.